UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resignation of Director

Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced that Mr. James Ding has resigned as an independent director of the Company’s board, a member of the Company’s audit committee and corporate governance and nominating committee, and the chairman of the Company’s compensation committee, with effect from March 17, 2026, due to change in the personal work arrangement. The resignation of Mr. Ding does not result from any dispute or disagreement with the Company. Mr. Ding has been a valued member of the board and the Company sincerely appreciates Mr. Ding’s dedicated service and invaluable contributions during his tenure, and wishes him continued success in his future endeavors.

Following Mr. Ding’s resignation, the Company’s audit committee, compensation committee and corporate governance and nominating committee will be adjusted to ensure that each committee consists of two of the Company’s independent directors and complies with applicable corporate governance requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Haijian He
Name	:	Haijian He
Title	:	Chief Financial Officer

Date: March 17, 2026